                                                                    EXHIBIT 99.2

[MSX INTERNATIONAL LOGO]
                                                   DAVID CRITTENDEN -- FINANCIAL
FOR IMMEDIATE RELEASE                              MSX INTERNATIONAL
DATE:  MARCH 18, 2003                              248-829-6031
                                                   DCRITTENDEN@MSXI.COM

                                                   BRUCE WAGNER -- MEDIA
                                                   MSX INTERNATIONAL
                                                   248-829-6254
                                                   BWAGNER@MSXI.COM



MSX INTERNATIONAL ANNOUNCES 2002 FINANCIAL RESULTS, INCLUDING FOURTH QUARTER RESTRUCTURING EXPENSES

SOUTHFIELD, MICH., MARCH 18, 2003 -- MSX International, a provider of technical business services, announced sales totaling $807.4 million for the year ended December 29, 2002, a 13.1% decline compared to $929.3 million in fiscal 2001.

Gross profit in 2002 was $100.1 million, or 12.4% of net sales, compared to $120.5 million, or 13.0% of net sales in 2001. The decline in gross profit reflects reduced volumes and pricing pressures during 2002, primarily in collaborative engineering and human capital management services, which were partially offset by improved results from other technical services groups. The decline in net sales and gross margin, and the resulting impact on operating income, was mitigated by cost reduction programs implemented in late 2001 and early 2002. These programs reduced operating costs by more than $23 million in 2002.

"Our principal businesses were challenged by reduced IT staffing demand and by the cost containment actions of automotive customers," commented Thomas T. Stallkamp, vice chairman and chief executive officer. "We took substantial actions in the fourth quarter of 2002 to further reduce our cost structure. These actions included consolidating facilities, realigning global staffing levels to match current business levels, and exiting under-performing businesses." Stallkamp observed, "Our 2002 financial result before the costs of restructuring charges was close to break-even, and our fourth quarter cost reduction efforts will improve results at current volumes."

Restructuring and severance costs totaling $6.3 million are included in fourth quarter 2002 results, resulting in $8.0 million of such costs for the full year. These actions are expected to reduce total operating costs in 2003 by an estimated $18 million and, once completely implemented in 2003, by $25 million on an annualized basis.



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MSX International recorded a charge of $38.1 million in the first quarter of
2002 to reflect the cumulative effect of adopting SFAS No. 142, a new standard used to account for acquisitions. The company updated its valuation analysis for prior acquisitions in the fourth quarter, resulting in an additional goodwill charge of $8.7 million. Other non-cash items include an aggregate $4.4 million related to the sale or revaluation of other long-term investments. The net loss after these non-cash charges was $62.6 million for the fiscal year.

Without 2002 restructuring and severance costs, and before the incremental fourth quarter charge to goodwill and charges related to other long-term investments, MSX International's 2002 operating income was $21.7 million, compared to $39.5 million in the comparable period in fiscal 2001.

Compared to 2001, interest expense improved $2.0 million to $25.9 million as the result of reduced debt and lower interest rates. The company recognized an income tax benefit of $3.5 million in 2002, due primarily to its lower financial performance after deducting interest expense. The income tax benefit was partially offset by changes to the value of foreign tax assets.

Effective February 14, 2003, MSX International amended its $150 million, bank-syndicated credit agreement. Terms of the updated agreement, which continues through December 2004, were modified to provide greater financial flexibility. The credit facility includes an $85 million revolver and two term loans, which the company believes is adequate to satisfy anticipated funding requirements for the next two years.

Frederick K. Minturn, executive vice president and chief financial officer, observed, "The new credit agreement reflects the significant cost saving improvements we implemented to offset lower revenues in 2002." Minturn continued, "MSX International generated $26.6 million in net cash from operating activities in 2002, and we were able to reduce debt despite a challenging operating environment."

MSX International will host a conference call at 10:00 a.m. EST on Wednesday, March 19, to review 2002 results and current performance. To listen to the call, dial 212-676-5362 and provide reservation number 21129192. A replay of the call will be available beginning at 12:00 p.m. EST Wednesday, March 19, at 800-633-8284 (Domestic) or 402-977-9140 (International), with the same reservation number.

MSX International, headquartered in Southfield, Mich., combines innovative people, standardized processes and today's technologies to deliver a collaborative, competitive advantage on a global basis. With annual sales of over $800 million, MSX International has 8,000 employees in 26 countries. Visit their Web site at http://www.msxi.com.

                                       ###
             ------------------------------------------------------



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Certain of the statements made in this press release including the success of restructuring activities and other operational improvements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current management projections and expectations. They involve significant risks and uncertainties. As such, they are not guarantees of future performance. MSX International disclaims any intent or obligation to update such statements.

Actual results may vary materially from those in the forward-looking statements as a result of any number of factors, many of which are beyond the control of management. These important factors include: our leverage and related exposure to changes in interest rates; our reliance on major customers in the automotive industry and the timing of their product development and other initiatives; the market demand for our technical business services in general; our ability to recruit and place qualified personnel; delays or unexpected costs associated with cost reduction efforts; risks associated with operating internationally, including economic, political and currency risks; and risks associated with our acquisition strategy. Additional information concerning these and other factors are discussed in MSX International's Registration Statement on Form S-4 (dated July 20, 1999), in the discussion under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K (dated March 8, 2002), and in other filings with the Securities and Exchange Commission.
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                            MSX INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 for the fiscal quarters and fiscal years ended
                    December 29, 2002 and December 30, 2001



                                                                FISCAL QUARTER ENDED                      FISCAL YEAR ENDED
                                                          --------------------------------         --------------------------------
                                                          DECEMBER 29,         DECEMBER 30,        DECEMBER 29,         DECEMBER 30,
                                                              2002                 2001                2002                 2001
                                                           ----------            ---------           ---------            --------
                                                                                     (in thousands)
Net sales                                                   $ 189,263            $ 216,793            $ 807,433            $ 929,257
Cost of sales                                                 169,123              190,226              707,326              808,788
                                                            ---------            ---------            ---------            ---------
     Gross profit                                              20,140               26,567              100,107              120,469

Selling, general and administrative expenses                   19,133               19,185               78,390               80,936
Amortization and goodwill charges                               8,726                1,562                8,726                6,222
Restructuring and severance costs                               6,307                1,272                8,046                1,272
Loss on asset impairment and sale                               4,356                    -                4,356                    -
                                                            ---------            ---------            ---------            ---------
     Operating income (loss)                                  (18,382)               4,548                  589               32,039

Interest expense, net                                           6,472                6,541               25,931               27,881
                                                            ---------            ---------            ---------            ---------
     Income (loss) before income taxes, minority
        interests, and equity in net losses of
        affiliates                                            (24,854)              (1,993)             (25,342)               4,158

Income tax provision (benefit)                                 (5,384)                (844)              (3,488)               1,712
Less minority interests and equity in net losses
     of affiliates, net of taxes                                2,116                  686                2,638                1,943
                                                            ---------            ---------            ---------            ---------
     Income (loss) before cumulative effect of
       Accounting change for goodwill impairment              (21,586)              (1,835)             (24,492)                 503

 Cumulative effect of accounting change for
     goodwill impairment, net of taxes of $9,745                    -                    -              (38,102)                   -
                                                            ---------            ---------            ---------            ---------
     Net income (loss)                                      $ (21,586)           $  (1,835)           $ (62,594)           $     503
                                                            =========            =========            =========            =========


                         MSX INTERNATIONAL, INC.
                       SUPPLEMENTAL FINANCIAL INFORMATION
                 for the fiscal quarters and fiscal years ended
                    December 29, 2002 and December 30, 2001



                                                            FISCAL QUARTER ENDED                         FISCAL YEAR ENDED
                                                 --------------------------------------        -----------------------------------
                                                    DECEMBER 29,           DECEMBER 30,          DECEMBER 29,        DECEMBER 30,
                                                       2002                   2001                   2002                2001
                                                 ---------------         --------------        --------------       --------------
                                                                                (in thousands)
RECONCILIATION OF EBITDA:

 OPERATING INCOME                                $        (18,382)       $        4,548        $          589       $       32,039


   Amortization and goodwill charges                        8,726                 1,562                 8,726                6,222
   Non-cash loss on impairment and sale                     4,356                     -                 4,356                    -
   Michigan Single Business and similar taxes               1,234                 1,042                 3,744                4,695
                                                 ----------------        --------------        --------------       --------------

 EBIT, AS DEFINED                                          (4,066)                7,152                17,415               42,956

   Depreciation                                             4,434                 4,636                18,355               16,988
   Severance costs                                          6,307                 1,272                 8,046                1,272
                                                 ----------------        --------------        --------------       --------------
 EBITDA BEFORE SEVERANCE, AS DEFINED             $          6,675        $       13,060       $        43,816       $       61,216
                                                 ================        ==============       ===============       ==============

CAPITAL EXPENDITURES                             $          1,142        $        5,338       $         9,003       $       19,243



                                                                                                              AS OF
                                                                                             ---------------------------------------
                                                                                               DECEMBER 29,           DECEMBER 30,
SELECTED BALANCE SHEET DATA:                                                                       2002                   2001
                                                                                              ---------------       --------------
 Cash and cash equivalents                                                                    $        10,935       $        4,924
 Accounts receivable, net                                                                             209,521              252,868

 Notes payable and current portion of
 long-term debt                                                                                        14,671               15,785
 Long-term debt                                                                                       220,003              230,869
                                                                                              ---------------       --------------
   Total debt                                                                                 $       234,674       $      246,654
                                                                                              ===============       ==============
